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AMERICA • ASIA PACIFIC • EUROPE

FILED VIA EDGAR

October 18, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re: VictoryShares US Value Momentum ETF VictoryShares US Small Mid Cap Value Momentum ETF VictoryShares International Value Momentum ETF

VictoryShares Emerging Markets Value Momentum ETF (collectively, the "Funds"), each a series of Victory Portfolios II File Nos.: 333-181176 and 811-22696

Dear Mr. Cowan:

On behalf of Victory Portfolios II (the "Registrant"), we submit this response to the comments provided by the Staff of the U.S. Securities and Exchange Commission (the "Commission") on October 13, 2022, relating to Post-Effective Amendment No. 95 to the Registrant's Registration Statement on Form N-1A (File No.: 333-181176), filed on August 30, 2022 ("PEA 95").

We expect that the Registrant will file with the Commission a post-effective amendment to its registration statement pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the "1940 Act"), on or about October 28, 2022, with an effectiveness date of November 1, 2022, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, incorporating the responses to the Staff's comments described below.

Below we identify in bold the Staff's comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in PEA 95. We have attempted to accurately restate the Staff's comments.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Prospectus Comments Applicable to all Funds:

1)The Funds do not appear to be new funds. Please explain to the Staff the reason for including the following footnote in each fee table with respect to "Other Expenses" included in the fee table: "Estimated for the current fiscal year."

Instruction 3 to Item 4 of Form N-1A provides that:

(ii)If there have been any changes in "Annual Fund Operating Expenses" that would materially affect the information disclosed in the table:

(A)Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and

(B)In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.

(iii)A change in "Annual Fund Operating Expenses" means either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year. A change in "Annual Fund Operating Expenses" does not include a decrease in operating expenses as a percentage of assets due to economies of scale or breakpoints in a fee arrangement resulting from an increase in the Fund's assets."

Response: The Registrant will revise the disclosure to delete each footnote.

2)Please confirm that the waiver/reimbursement will extend to at least one year from the effective date of the registration statement.

Response: The Registrant confirms that the waiver will extend to at least one year from the effective date of the registration statement.

The disclosure for each Fund, as revised, will be as follows:

Victory Capital Management Inc. (the "Adviser") has contractually agreed to waive its management fee and/or reimburse expenses through at least October 31, 2023, .

. . The Adviser is permitted to recoup advisory fees waived and expenses reimbursed by it for up to three years after the date of the waiver or reimbursement, subject to the lesser of any operating expense limits in effect at the time of (a) the original waiver or expense reimbursement; or (b) the recoupment, after giving effect to the recoupment amount. This agreement may only be terminated by the Fund's Board of Trustees.

3)The disclosure as written with respect to the Adviser's ability to recoup any fees waived or expenses reimbursed could result in the recoupment period exceeding three years. Please delete the changes and revert back to the original disclosure.

Response: The Registrant respectfully refers the Staff to its response to Comment 2 above.

4)Please confirm that the Registrant has conducted a FAS 5 analysis (which has been provided to the auditor) and concluded that recoupment is not probable.

Response: The Registrant represents that, consistent with its established procedures and current practices, it has conduct the FAS 5 analyses with respect to recoupment and transmitted each analysis to each Fund's independent auditor.

The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed. FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated. The Registrant does not believe that either condition has been met. In order for the event to be probable and able to be estimated, net assets for the Funds would have to increase significantly and/or expenses would have to decrease significantly. The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture as a liability. The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable Expense Limitation Agreement. The Registrant records this type of liability when it believes that the conditions have been met.

5)For each appliable Fund, please revise the disclosure of its principal investment strategy to indicate when an Index is reconstituted. For each applicable Fund, please revise the disclosure to specify the number or range of securities in the Index.

Response: The Registrant has revised each Fund's principal investment strategy to include disclosure on when the appliable Index is reconstituted and the number or range of securities in the Index.

6)Please revise each Fund's Trading Issues Risk, Market Price Variance Risk and Authorized Participants Concentration Risk, each sub-risks of the each Fund's Exchange-Traded Fund Structure Risk, to disclose that "bid-ask spreads" may widen.

Response: The Registrant will revise the disclosure consistent the with Staff's comment.

7)Please to reconcile the index names in the narrative introduction to the performance sections of the prospectuses and the performance sections of each prospectus. The Staff notes that various Nasdaq Victory indices do not appear to be broad-based.

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

The Registrant notes the changes as described in the table below. Consistent with Form N-1A, each Fund will explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index.

Current	New Name	Current	New Index	Current	New
Name		Index		Broad-	Broad-
				Based	Based
				Index	Index
VictoryShares	VictoryShares	MSCI USA	Nasdaq	MSCI	Nasdaq US
USAA MSCI	US Value	Select	Victory US	USA Index	500 Large
USA Value	Momentum	Value	Value		Cap Index
Momentum	ETF	Momentum	Momentum
ETF		Blend Index	Index
VictoryShares	VictoryShares	MSCI USA	Nasdaq	MSCI	Nasdaq US
USAA MSCI	US Small	Small Cap	Victory US	USA Small	1300 Small
USA Small	Mid Cap	Select	Small Mid	Cap Index	Mid Cap
Cap Value	Value	Value	Cap Value		Index
Momentum	Momentum	Momentum	Momentum
ETF	ETF	Blend Index	Index
VictoryShares	VictoryShares	MSCI	Nasdaq	MSCI	Nasdaq
USAA MSCI	International	World Ex	Victory	World Ex	DM Ex
International	Value	USA Select	International	USA (Net)	United
Value	Momentum	Value	Value	Index	States
Momentum	ETF	Momentum	Momentum		Large Mid
ETF		Blend Index	Index		Cap Index

VictoryShares	VictoryShares	MSCI	Nasdaq	MSCI	Nasdaq
USAA MSCI	Emerging	Emerging	Victory	Emerging	Emerging
Emerging	Markets	Markets	Emerging	Markets	Market
Markets	Value	Select	Market	Index (Net)	Large Mid
Value	Momentum	Value	Value		Cap Index
ETF
4

Momentum	Momentum	Momentum
ETF	Blend Index	Index

8)Please explain the meaning of the "Modified" mark that accompanies each Bar Chart in the copy marked to show changes from PEA 95.

Response: The "Modified" mark on the redline indicates that the Bar Charts are different in the two versions of the document and is automatically inserted by the redlining software used on behalf of the Registrant. Each Bar Chart in PEA 95 is different since it will be provided as of December 31, 2021, whereas Bar Charts in the current registration statement are provided as of December 31, 2020.

9)Please include the Funds' concentration policy in the Funds' prospectus.

Response: The Registrant will add disclosure that each Fund will concentrate its investments in a particular industry our group of industries to the extent that the Index is concentrated, and, to the extent appliable, will indicate any industries or groups of industries in which an Index is concentrated as of an appropriate date.

10)Please revise the risk factor table to include the short name "US Small Mid Cap Fund" in place of "US Small Cap Fund."

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

11)Please confirm that the Funds are not currently concentrated in an industry or group of industries or revise the disclosure to indicate the industry or group of industries that the Funds are concentrated in and add appropriate risk disclosure accordingly.

Response: The Registrant confirms that the Funds are not currently concentrated in a particular industry or group of industries.

Prospectus Comment for VictoryShares US Small Mid Cap Value Momentum ETF:

12)Please include "mid-capitalization" in the first paragraph of its principal investment strategy that describes the composition of the Index.

Response: The Registrant will revise the Fund's disclosure to include the following sentence: "The Index is comprised solely of securities issued by U.S. small- and mid- capitalization companies.

Prospectus Comment for VictoryShares International Value Momentum ETF:

13)Please confirm the accuracy of including the reference to the Nasdaq Developed Market ex United States Large Mid Cap Index in its principal investment strategy.

Response: The Registrant confirms that the disclosure is accurate as written.

Prospectus Comment for VictoryShares Emerging Markets Value Momentum ETF:

14)Please include a separate emerging market risk that addresses each of the points in ADI 2020-11, and should also include a China risk, if applicable.

Response: The Registrant will revise the disclosure to include a separate emerging market risk consistent with ADI 2020-11, which will include a China risk, if applicable.

15)Please confirm that small-cap risk is still a principal risk of investing in the Fund.

Response: The Registrant confirms that small-cap risk remains a principal risk of investing in the Fund.

16)Please confirm that the MSCI Emerging Markets Index (Net) was the prior board-based index.

Response: The Registrant confirms that the MSCI Emerging Markets Index (Net) was the Fund's prior broad-based index. The Registrant will replace that index with the index described in response to Comment 7 above.

Statement of Additional Information:

17)Please include a hyperlink to the Funds' Annual Reports for the fiscal year ended June 30, 2022.

Response: The Registrant will include a hyperlink to the Funds' Annual Reports for the fiscal year ended June 30, 2022.

18)Please delete the last two sentences of the disclosure related to Rule 18f-4 under the 1940 Act unless a Fund will be a "limited derivatives user." If a Fund will be a

"limited derivatives user," please revise the disclosure to indicate its status as a limited derivatives user.

Response: The Registrant has revised the disclosure to indicate that the Funds are each a "limited derivatives user" as of the date of the Statement of Additional Information.

19)Industry classifications used by the Adviser must be reasonable. Please explain the basis for the Adviser using separate classifications or, alternatively, delete the applicable sentences.

Response: The Registrant has revised the disclosure to remove the applicable sentences. The disclosure, as revised, will read as follows:

With respect to the Funds' concentration policies as described above, the Adviser, where applicable, may determine an "industry" by using various recognized industry classification services including, but not limited to, industry classifications established by S&P, Bloomberg L.P. and Frank Russell Company, with certain modifications. ~~The Adviser also may include additional industries as separate classifications, to the extent applicable. Because the Adviser has determined that certain categories within, or in addition to, those set forth by S&P have unique investment characteristics, additional industries may be included as industry classifications.~~ The Adviser classifies municipal obligations by projects with similar characteristics, such as toll road revenue bonds, housing revenue bonds, or higher education revenue bonds.

20)With respect to the Registrant's disclosure related to "Investments in the Funds by Other Registered Investment Companies," please confirm whether the reference to the Trust's SEC exemptive order continues to apply.

Response: The Registrant will revise the disclosure to remove the reference to the Trust's SEC exemptive order.

21)Please delete the statement that each Fund reserves the "absolute" right to reject or suspend creations, including if "(i) the acceptance of the basket would have certain adverse tax consequences; and (ii) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund's Beneficial Owners "."

The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that

"an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time." See "Exchange-Traded Funds," Release No. 33-10515, at pp. 67-68 (June 28, 2018).

In adopting the Rule, the Commission further noted that "[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF's approximate NAV. Such a result would run counter to the basis for relief from Section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c- 11." See "Exchange-Traded Funds," Release No. 33-10695, at p. 59 (Sep. 25, 2019).

While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission's position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

22)Please include a hyperlink to the Funds' audited financial statements, which are included in the Funds' Annual Reports for the fiscal year ended June 30, 2022.

Response: The Registrant will include a hyperlink to the Funds' Annual Reports for the fiscal year ended June 30, 2022.

Part C:

23)Please include hyperlinks to Registrant's Exhibits (J)(1)(c) (the consent of Sidley Austin LLP) and P(3) (the Code of Ethics for Victory Capital and WestEnd Advisors, LLC).

Response: The Registrant will include a hyperlink to above-referenced Exhibits.

Should you have any additional questions concerning the filing, please call me at (212) 839-8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:John L. Kelly, Chair, Victory Portfolios II

Dennis Bushe, Chair, Investment Committee, Victory Portfolios II Christopher K. Dyer, Victory Capital Management Inc.

Thomas Dusenberry, Victory Capital Management Inc. James DeVries, Victory Capital Management Inc. James Love, Victory Capital Management Inc.

Sean Fox, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc. Patricia McClain, Victory Capital Management Inc. Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP John M. Ekblad, Sidley Austin LLP